FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No. 1   Doc re. Pricing Supplement dated 15 March 2004
No. 2   Annual Report Documentation dated 15 March 2004
No. 3   FRN Variable Rate Fix dated 15 March 2004
No. 4   FRN Variable Rate Fix dated 15 March 2004
No. 5   FRN Variable Rate Fix dated 15 March 2004
No. 6   Director Shareholding dated 16 March 2004
No. 7   FRN Variable Rate Fix dated 17 March 2004
No. 8   FRN Variable Rate Fix dated 17 March 2004
No. 9   FRN Variable Rate Fix dated 18 March 2004
No. 10  FRN Variable Rate Fix dated 18 March 2004
No. 11  FRN Variable Rate Fix dated 18 March 2004
No. 12  FRN Variable Rate Fix dated 19 March 2004
No. 13  FRN Variable Rate Fix dated 19 March 2004
No. 14  Director Shareholding dated 19 March 2004
No. 15  FRN Variable Rate Fix dated 19 March 2004

Document No. 1

Pricing Supplement
Issuer:                        Northern Rock Plc
Series Number                  313
Description:                   GBP12,000,000
Currency/ Principal Amount:    Pounds Sterling
Issue Price:                   100.00 per cent
Specified Denomination         GBP100,000
Issue Date:                    12 March 2004
Maturity Date:                 September 2007
ISIN:                          XS0188408719

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No. 2

     NORTHERN ROCK PLC

     ANNUAL REPORT, SUMMARY ANNUAL REPORT, NOTICE OF AGM & PROXY FORMS 2003



Annual Report 2003

Summary Annual Report 2003

Notice of Annual General Meeting 2003

Proxy Forms

Copies of the above documents have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Document No. 3

RE: NORTHERN ROCK PLC
    GBP 25,000,000.00
    MATURING: 15-Jun-2005
    ISSUE DATE: 15-Jun-1998
    ISIN:XS0088163794

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
15-Mar-2004 TO 15-Jun-2004 HAS BEEN FIXED AT 4.321250 PCT.

INTEREST PAYABLE VALUE 15-Jun-2004 WILL AMOUNT TO
GBP 108.92 PER GBP 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 4

RE: NORTHERN ROCK BUILDING SOCIETY PLC
    GBP 5,715,000.00
    MATURING: 13-Dec-2004
    ISSUE DATE: 13-Dec-2001
    ISIN:XS0140359828

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
15-Mar-2004 TO 14-Jun-2004 HAS BEEN FIXED AT 4.341250 PCT.

INTEREST PAYABLE VALUE 15-Jun-2004 WILL AMOUNT TO
GBP 54.12 PER GBP 5,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 5

Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 10,000,000.00
    MATURING: 16-Dec-2004
    ISSUE DATE: 16-Jun-2003
    ISIN:XS0170733462

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
15-Mar-2004 TO 15-Jun-2004 HAS BEEN FIXED AT 4.301250 PCT.

INTEREST PAYABLE VALUE 15-Jun-2004 WILL AMOUNT TO
GBP 1,081.19 PER GBP 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 6


         NORTHERN ROCK PLC

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

 1. Name of Company:

    NORTHERN ROCK PLC

 2. Name of Director:

    SIR IAN GIBSON

 3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

    HOLDING IS IN THE NAME OF SIR IAN GIBSON, AS NOTED IN 2 ABOVE.

 4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

    STRAND NOMINEES

 5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):

    N/A

 6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

    ACQUISITION OF NORTHERN ROCK ORDINARY SHARES

 7. Number of shares/amount of stock acquired:

    3,000

 8. Percentage of issued class:

    0.0007%

 9. Number of shares/amount of stock disposed:

    N/A

10. Percentage of issued class:

    N/A

11. Class of security:

    ORDINARY 25p

12. Price per share:

    7.6334p

13. Date of transaction:

    15 MARCH 2004

14. Date company informed:

    15 MARCH 2004

15. Total holding following this notification:

    5,000

16. Total percentage holding of issued class following this notification:

    0.0012%

    If a director has been granted options by the company, please complete the following fields:

17. Date of grant:

    N/A

18. Period during which or date on which exercisable:

    N/A

19. Total amount paid (if any) for grant of the option:

    N/A

20. Description of shares or debentures involved: class, number:

    N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

    N/A

22. Total number of shares or debentures over which options held following this notification:

    N/A

23. Contact name for queries:

    JULIE SHIPLEY

24. Contact telephone number:

    0191 279 4478

25. Name of company official responsible for making notification:

    JULIE SHIPLEY

Document No. 7

RE: NORTHERN ROCK PLC
    GBP 50,000,000.00
    MATURING: 31-Jan-2006
    ISSUE DATE: 17-Feb-2004
    ISIN:XS0186419502
    2ND TRANCHE OF ISIN XS0184271335 NEW NOMINAL GBP 120,000,000.00

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
02-Feb-2004 TO 30-Apr-2004 HAS BEEN FIXED AT 4.205000 PCT.

INTEREST PAYABLE VALUE 30-Apr-2004 WILL AMOUNT TO
GBP 101.38 PER GBP 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 8

RE: NORTHERN ROCK
    GBP 284,000.00
    MATURING: 16-Mar-2009
    ISSUE DATE: 13-Jun-2003
    ISIN: XS0170539653

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Mar-2004 TO 16-Jun-2004 HAS BEEN FIXED AT 4.335630 PCT.

INTEREST PAYABLE VALUE 16-Jun-2004 WILL AMOUNT TO
GBP 10.93 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

Document No. 9


RE: NORTHERN ROCK PLC
    CHF 50,000,000.00
    MATURING: 19-May-2005
    ISSUE DATE: 19-Nov-2003
    ISIN: XS0180639725

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
19-Mar-2004 TO 19-Apr-2004 HAS BEEN FIXED AT 0.218330 PCT

INTEREST PAYABLE VALUE 19-Apr-2004 WILL AMOUNT TO:
CHF 1.88 PER CHF 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 10


RE: NORTHERN ROCK PLC
    GBP 7,760,000.00
    MATURING: 17-Dec-2004
    ISSUE DATE: 17-Dec-1999
    ISIN: XS0105695919

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17-Mar-2004 TO 17-Jun-2004 HAS BEEN FIXED AT 4.311250 PCT

INTEREST PAYABLE VALUE 17-Jun-2004 WILL AMOUNT TO:
GBP 108.37 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 11

RE: NORTHERN ROCK PLC
    GBP 12,000,000.00
    MATURING: 12-Sep-2007
    ISSUE DATE: 12-Mar-2004
    ISIN: XS0188408719

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
12-Mar-2004 TO 14-Jun-2004 HAS BEEN FIXED AT 4.351250 PCT

INTEREST PAYABLE VALUE 14-Jun-2004 WILL AMOUNT TO:
GBP 1,120.60 PER GBP 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 12

RE: NORTHERN ROCK BUILDING SOCIETY
    USD 6,038,000.00
    MATURING: 22-Sep-2004
    ISSUE DATE: 22-Sep-2000
    ISIN: XS0118133569

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
22-Mar-2004 TO 22-Jun-2004 HAS BEEN FIXED AT 1.170000 PCT

INTEREST PAYABLE VALUE 22-Jun-2004 WILL AMOUNT TO:
USD 2.99 PER USD 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 13

RE: NORTHERN ROCK PLC
    GBP 7,200,000.00
    MATURING: 18-Jun-2009
    ISSUE DATE: 18-Jun-2002
    ISIN: XS0149901190

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
18-Mar-2004 TO 18-Jun-2004 HAS BEEN FIXED AT 4.433750 PCT

INTEREST PAYABLE VALUE 18-Jun-2004 WILL AMOUNT TO:
GBP 1,117.55 PER GBP 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 14

                              NORTHERN ROCK PLC
                          EMPLOYEE SHARE OPTION SCHEME

Northern Rock plc (the Company) announces that on 12 March 2004 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 8,750 Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share and 2,000 Shares in the Company at an exercise price of GBP6.41 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.
Following this transaction, the Northern Rock Employee Trust holds a total of 5,596,019 Shares representing 1.33% of the Company's issued share capital.

Document No. 15

RE: NORTHERN ROCK BUILDING SOCIETY
    GBP 6,000,000.00
    MATURING: 19-Mar-2008
    ISSUE DATE: 24-Mar-2003
    ISIN: XS0165745893

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
19-Mar-2004 TO 21-Jun-2004 HAS BEEN FIXED AT 4.425000 PCT

INTEREST PAYABLE VALUE 21-Jun-2004 WILL AMOUNT TO:
GBP 113.96 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  22 March 2004            By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary